EXHIBIT 99.2

REPORT ON VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the voting results on the items of business submitted at the Annual General Meeting of Shareholders (the “Meeting”) of Ero Copper Corp. (“Ero” or the “Company”) held in a virtual-only format conducted by live audio teleconference on April 27, 2022. Each item of business voted upon at the Meeting is described in detail in the Management Information Circular dated March 8, 2022 (the “Circular”), which is available on the Company’s website (www.erocopper.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Common Shares represented at the Meeting:	76,996,438
Total issued and outstanding Common Shares as at March 7, 2022 (Record Date):	90,234,378
Percentage of issued and outstanding Common Shares represented:	85.33%

1.	Election of Directors

Each of the nine nominees in the Circular were re-elected as directors of the Company for the ensuing year, and the outcome of the vote by ballot was as follows:

Director Nominee	Number of Common Shares Voted		Percentage of Votes Cast
	For	Withheld	For	Withheld
Christopher Noel Dunn	71,129,099	1,413,951	98.05%	1.95%
David Strang	72,433,163	109,887	99.85%	0.15%
Lyle Braaten	67,150,302	5,392,748	92.57%	7.43%
Steven Busby	71,571,422	971,628	98.66%	1.34%
Dr. Sally Eyre	64,584,767	7,958,283	89.03%	10.97%
Robert Getz	71,292,135	1,250,915	98.28%	1.72%
Chantal Gosselin	72,223,489	319,561	99.56%	0.44%
John Wright	72,422,185	120,865	99.83%	0.17%
Matthew Wubs	72,431,725	111,325	99.85%	0.15%

2.	Appointment of Auditor

KPMG LLP, Chartered Professional Accountants, was re-appointed as the auditor of the Company for the ensuing year, and the directors of the Company were authorized to fix the remuneration to be paid to the auditor, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Withheld	For	Withheld
76,968,226	28,212	99.96%	0.04%

3.	Advisory Vote on Executive Compensation

The non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation as described in the Circular was approved, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
67,576,063	4,966,986	93.15%	6.85%

Dated this 27th day of April, 2022.

ERO COPPER CORP.

“Deepk Hundal”

Deepk Hundal

SVP, General Counsel and Corporate Secretary